SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. N/A)*



                                 Go-Video, Inc.
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                                (Name of Issuer)



                                     Common Stock
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                         (Title of Class of Securities)




                                  380198-10-1
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however see the Notes.)

                      (Continued on the following pages(s))

                                Page 1 of 6 Pages

         CUSIP No. 380198-10-1      13-G             Page 2 of 6 Pages



1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               R. Terren Dunlap                   ###-##-####
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              Not Applicable                                        (a)  [    ]
                                                                    (b)  [    ]
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
--------------------------------------------------------------------------------
                            5. SOLE VOTING POWER
                                 544,154
                            ----------------------------------------------------
        NUMBER OF           6. SHARED VOTING POWER
         SHARES                  43,364
      BENEFICIALLY          ----------------------------------------------------
         OWNED BY           7. SOLE DISPOSITIVE POWER
      EACH REPORTING             544,154
         PERSON             ----------------------------------------------------
          WITH              8. SHARED DISPOSITIVE POWER
                                 43,364
                            ----------------------------------------------------
                            9. AGGREGATE  AMOUNT  BENEFICIALLY OWNED
                               BY EACH REPORTING PERSON
                                 587,518
                            ----------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                           4.9% of Common Stock
--------------------------------------------------------------------------------

12.TYPE OF REPORTING PERSON*
                                                                             IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)     Name of Issuer:

              Go-Video, Inc.

              Item 1(b) Address of Issuer's Principal Executive Offices:

              7835 E. McClain Drive
              Scottsdale, AZ  85260

              Item 2(a) Name of Person Filing:

              R. Terren Dunlap

              Item 2(b) Address of Principal  Business Office  or, if none,
                        Residence:

              12515 N. 101st Place
              Scottsdale, AZ  85260

              Item 2(c) Citizenship:

              United States

              Item 2(d) Title of Class of Securities:

              Common Stock

              Item 2(e) CUSIP Number:

              380198-10-1

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              (a)  [  ]  Broker of Dealer registered under Section 15 of the Act
              (b)  [  ]  Bank as defined in Section 3(a)(6) of the Act
              (c)  [  ]  Insurance Company as defined in Section 3(a)(19) of the
                         Act
              (d)  [  ]  Investment Company  registered  under Section  8 of the
                         Investment Company Act
              (e)  [  ]  Investment Adviser  registered under Section 203 of the
                         Investment Advisers Act of 1940
              (f)  [  ]  Employee  Benefit Plan,  Pension  Fund which is subject to  the  provisions of the Employee  Retirement  Income
                         Security   Act  of  1974  or  Endowment  Fund;  see ss.
                         240.13d-1(b)(1)(ii)(F)
              (g)  [  ]  Parent   Holding    Company,    in   accordance    with
                         ss. 240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)
              (h)  [  ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)
                         Not Applicable

Item 4.  Ownership.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      Amount Beneficially Owned:
                  (Includes options and warrants to acquire shares)

         (b)      Percent of Class

                     % of Common Stock

         (c)      Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote

                 --------------------------------------------------------------
                 (ii) shared power to vote or to direct the vote

                 --------------------------------------------------------------
                 (iii) sole power to dispose or to direct the disposition of

                 --------------------------------------------------------------
                 (iv) shared power to dispose or to direct the disposition of

                 --------------------------------------------------------------

         Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
         [ X ].

         Instruction:  Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                 Not Applicable

Item 8. Identification and Classification of Members of the Group

         If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                 Not Applicable

Item 9. Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                 Not Applicable

Item 10. Certification

         The following certification shall be included if the statement is filed pursuant to rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      February 7, 1997
                                      ----------------------------
                                      Date



                                      /s/  R. TERREN DUNLAP
                                      ----------------------------
                                      Signature



                                      R. Terren Dunlap
                                      ----------------------------
                                      Name